Schedule A

The name, title and present principal occupation or employment of each of the directors and executive officers of the Reporting Person are set forth below. Unless otherwise specified below, each director's or executive officer's business address is c/o DASAN Networks, Inc., DTC Tower, 49, Daewangpangyo-ro 644 Beon-gil, Bundang-gu, Seongnam-si, Gyeonggi-do, 13493, Korea. All of the persons listed below are citizens of the Republic of Korea.

Name	Present Principal Occupation (Including Name and Address of Employer)
Directors	
Min Woo Nam	Chief Executive Officer and Chairman of the Board of the Reporting Person
Choon Yul Yoo	Chief Operating Officer and Director of the Reporting Person
Gyun Yu	Independent Director of the Reporting Person
SeungJun Choi	Independent Director of the Reporting Person

Executive Officers (Who Are Not Directors)

Not applicable.